Exhibit 99.1

Condensed Interim Consolidated Financial Statements (Unaudited)

For the three months ended July 31, 2022 and 2021, the nine months ended July 31, 2022 and the period from February 5, 2021 (inception) to July 31, 2021

(Expressed in United States dollars)

ARRAS MINERALS CORP.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in United States Dollars)
(Unaudited)

	Note	July 31, 2022	October 31, 2021 (Audited)
		$	$
Assets
Current
Cash and cash equivalents	16	1,953,191	3,806,291
Other receivables		40,005	15,929
Prepaid expenses	7	82,624	32,030
Due from related party	13	437	2,808
Loans to Ekidos Minerals LLP	4,5,8	—	3,178,500
		2,076,257	7,035,558
Non-Current
Office and equipment	4,5,9	212,106	105,166
Mineral properties	4,5,6,10	5,035,259	651,603
Right-of use assets	11	286,238	—
Prepaid expenses and deposits	7	554,482	—
Total Assets		8,164,342	7,792,327
Liabilities
Current
Accounts payable and accrued liabilities	13	353,703	541,624
Lease liability	11	68,914	—
		422,617	541,624

Non-Current
Lease liability	11	221,217	—
Total Liabilities		643,834	541,624
Shareholders’ Equity
Share capital	12	12,510,260	8,439,234
Reserves	12	1,324,243	923,051
Deficit		(6,313,995)	(2,111,582)
Total Shareholders’ Equity		7,520,508	7,250,703
Total Liabilities and Shareholders’ Equity		8,164,342	7,792,327

On behalf of the Board:

/s/ Brian Edgar	/s/ Daniel Kunz
Director	Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1

ARRAS MINERALS CORP.
Condensed Interim Consolidated Statements of Comprehensive Loss
Expressed in United States Dollars)
(Unaudited)

	Note	For the three months ended July 31, 2022	For the three months ended July 31, 2021	For the nine months ended July 31, 2022	For the period from February 5, 2021 to July 31, 2021
Expenses		$	$	$	$
Exploration	13	819,022	273,525	2,512,904	355,329
Personnel	13	215,823	155,000	740,300	356,576
Professional services		63,410	237,010	256,091	393,108
Directors’ fees	13	62,265	83,781	229,057	224,334
Office and administrative		33,527	12,411	98,849	24,295
Marketing and shareholders’ communication		63,170	5,134	121,930	5,531
Depreciation	9	20,577	8,420	34,295	13,247
Loss from operations		(1,277,794)	(775,281)	(3,993,426)	(1,372,420)

Foreign exchange (loss) gain		(116,315)	(4,282)	(209,161)	29,796
Interest income		142	—	174	—
Other (loss) income		(116,173)	(4,282)	(208,987)	29,796
Net and Comprehensive Loss for the Period		(1,393,967)	(779,563)	(4,202,413)	(1,342,624)
Basic and Diluted Loss per Common Share		(0.03)	(0.02)	(0.08)	(0.04)
Weighted Average Number of Common Shares Outstanding		52,210,389	41,035,100	51,245,224	30,870,753

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

ARRAS MINERALS CORP.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in United States Dollars)
(Unaudited)

		Shares Capital
	Notes	Common Shares	Amount	Equity Reserves	Deficit	Shareholders’ Equity
			$	$	$	$
Balance, October 31, 2021		47,803,100	8,439,234	923,051	(2,111,582)	7,250,703
Private placements, net of share issue costs	12	4,763,050	4,071,026	—	—	4,071,026
Share-based payment	12	—	—	401,192	—	401,192
Net loss for the period		—	—	—	(4,202,413)	(4,202,413)
Balance, July 31, 2022		52,566,150	12,510,260	1,324,243	(6,313,995)	7,520,508

		Shares Capital
	Notes	Common Shares	Amount	Equity Reserves	Deficit	Shareholders’ Equity
			$	$	$	$
Shares issued upon inception (February 5, 2021)	1,12	100	1	—	—	1
Shares issued pursuant to asset purchase agreement	5	36,000,000	1,367,668	—	—	1,367,668
Private placement, net of share issue costs	12	5,035,000	1,982,706	—	—	1,982,706
Share-based payment	12	—	—	430,867	—	430,867
Net loss for the period		—	—	—	(1,342,624)	(1,342,624)
Balance, July 31, 2021		41,035,100	3,350,375	430,867	(1,342,624)	2,438,618

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

ARRAS MINERALS CORP.

Condensed Interim Consolidated Statement of Cash Flows

(Expressed in United States Dollars)

(Unaudited)

		Nine months ended	Period form inception to
	Notes	July 31, 2022	July 31, 2021
Operating Activities
Net loss for the period		(4,202,413)	(1,342,624)
Items not affecting cash
Depreciation	9	59,014	13,247
Unrealized foreign exchange loss		69,562	—
Share-based payment		401,192	430,867
		(3,672,645)	(898,510)
Changes in non-cash working capital, net of acquisition
Other receivables		327,749	(11,592)
Prepaid expenses		(48,307)	—
Other non-current assets		(33,482)	—
Due from related party		2,371	109,145
Accounts payable and accrued liabilities		(284,162)	369,773
		(35,831)	467,326
Cash Used in Operating Activities		(3,708,476)	(431,184)
Financing Activities
Issuance of common shares, net of share issue costs		4,079,095	2,001,245
Repayment of lease liability	11	(29,391)	—
Cash Provided by Financing Activities		4,049,704	2,001,245
Investing Activities
Purchase of Ekidos Minerals LLP common shares	4	(1,000)	—
Cash received on acquisition of Ekidos Minerals LLP	4	34,050	—
Purchase of office and equipment	9	(88,112)	(71,854)
Loans to Ekidos Minerals LLP	8	(2,136,500)	(1,069,500)
Cash Used in Investing Activities		(2,191,562)	(1,141,354)
Effect of Foreign Currency Translation on Cash and Cash Equivalents		(2,766)	—
Net Change in Cash and Cash Equivalents		(1,853,100)	428,707
Cash and Cash Equivalents, Beginning of Period		3,806,291	—
Cash and Cash Equivalents, End of Period		1,953,191	428,707

 Supplemental Cash Flow Information (Note 15)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2022, the nine months ended July 31, 2022 and the period from February 5, 2021 (inception) to July 31, 2021

(Expressed in United States dollars)

(Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Arras Minerals Corp. (the “Company”) was incorporated on February 5, 2021 under the Business Corporations Act (British Columbia) as part of an asset purchase agreement to reorganize Silver Bull Resources, Inc. (“Silver Bull”) as described in Note 5. The Company’s head office is located at 1605-777 Dunsmuir Street, Vancouver, British Columbia, Canada, V7Y 1K4.

The Company is engaged in the acquisition, exploration, and development of mineral property interests. On February 3, 2022, the Company purchased 100% of the issued and outstanding shares of Ekidos Minerals LLP (“Ekidos”) and Ekidos became a wholly-owned subsidiary of the Company. Total consideration was $1,000 as described in Note 4. Ekidos is in the business of the exploration and evaluation of mineral properties. See Notes 4 and 5 for further details.

The Company’s assets consist primarily of the option to acquire a 100% interest in the Beskauga property (“Beskauga”) in Kazakhstan, and conducts its operations through Ekidos, who holds exploration licenses for properties located in northeastern Kazakhstan.

The Company has not yet determined whether the properties contain mineral reserves where extraction is both technically feasible and commercially viable. The business of mining and the exploration for minerals involves a high degree of risk and there can be no assurance that such activities will result in profitable mining operations.

These unaudited condensed interim consolidated financial statements are prepared on a going concern basis, which contemplate that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has incurred operating losses since inception and has no current sources of revenue or cash inflows from operations. The Company relies on share issuances in order to fund its exploration and other business objectives. During the nine months ended July 31, 2022, the Company has raised $5.3 million Canadian dollars (“$CDN”) ($4.1 million United States dollars) through the issuance of common shares. As of July 31, 2022, the Company had cash and cash equivalents of $2.0 million, which based on current forecasts, is sufficient to fund the Company’s required expenditures under the commitments of the option agreement for Beskauga and general corporate activities.

The Company’s ability to continue as a going concern and fulfill its commitments under the Beskauga option agreement is dependent upon successful execution of its business plan, raising additional capital, or evaluating strategic alternatives. The Company expects to continue to raise the necessary funds primarily through the issuance of common shares. There can be no guarantees that future equity financing will be available in which case the Company may need to reduce its exploration activities. There can be no assurance that management’s plan will be successful. If the going concern assumption was not appropriate for these condensed interim consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

On March 11, 2020, the novel coronavirus outbreak (“COVID-19”) was declared a pandemic by the World Health Organization. Other than travel restrictions to the Company’s exploration projects, the Company has not been significantly impacted by COVID-19. The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the Company’s business are not known at this time. These impacts could include an impact on the Company’s ability to obtain equity financing to fund additional exploration activities as well as the Company’s ability to explore and conduct business.

5

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2022, the nine months ended July 31, 2022 and the period from February 5, 2021 (inception) to July 31, 2021

(Expressed in United States dollars)

(Unaudited)

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting. These condensed interim consolidated financial statements do not include all disclosures required for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company’s audited financial statements for the period from February 5, 2021 (date of inception) to October 31, 2021 (the “annual financial statements”), which include the information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s use of judgements and estimates and significant accounting policies were presented in note 5 of those annual financial statements and have been consistently applied in the preparation of the condensed interim consolidated financial statements. The annual financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

These condensed interim consolidated financial statements are presented in United States dollars (“$USD”), which is the Company’s and its subsidiary’s functional currency.

The Company’s interim results are not necessarily indicative of its results for a full fiscal year.

b)	Basis of presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Approval of the condensed interim consolidated financial statements

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on September 22, 2022.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed in these condensed interim consolidated financial statements are consistent with those disclosed in Note 5 of the Company’s financial statements for the year ended October 31, 2021.

a)	Foreign currency translation

Statement of consolidated financial position: monetary assets and liabilities are translated into USD using period end exchange rates. Non-monetary assets and liabilities are translated into USD using historical exchange rates.

Statement of consolidated comprehensive loss: income, expenses, and other comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

Statement of consolidated changes in shareholders’ equity: all resulting exchange differences are recognized as a separate component of equity and in other comprehensive loss.

b)	Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, 12 months from the end of the reporting period. The Company is aware that material uncertainties exist related to events or conditions that may cast substantial doubt upon the Company’s ability to continue as a going concern.

c)	Mineral properties

Costs directly related to the acquisition of mineral properties are capitalized. Option payments are considered acquisition costs if the Company has the intention of exercising the underlying option.

Exploration, evaluation and property maintenance costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are expensed as incurred up to the date of establishing that property costs are economically recoverable and that the project is technically feasible.

6

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2022, the nine months ended July 31, 2022 and the period from February 5, 2021 (inception) to July 31, 2021

(Expressed in United States dollars)

(Unaudited)

Mineral properties are not subject to depletion or amortization, but rather are tested for impairment when circumstances indicate that the carrying value may not be recoverable.

Development expenditures are those incurred subsequent to the establishment of economic recoverability and after receipt of project development approval from the Board of Directors. The approval from the Board of Directors will be dependent upon the Company obtaining sufficient financial resources, permits, and licenses to develop the mineral property. Development costs are capitalized and included in the carrying amount of the related property.

Mineral property and mine development costs capitalized are amortized using the units-of-production method over the estimated life of the proven and probable reserves

d)	Economic recoverability of future economic benefits of exploration and evaluation assets

Management has determined that exploration and evaluation of mineral properties and related acquisition costs incurred, which have been recognized on the condensed interim consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

e)	Principle of consolidation

Subsidiaries are entities controlled by the Company and are included in the financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are changed where necessary to align with the policies adopted by the Company. All intercompany balances are eliminated on consolidation.

The condensed interim consolidated financial statements include accounts of the Company and its wholly owned subsidiary, Ekidos, from the date of acquisition on February 3, 2022.

f)	Leases

As per IFRS 16 Leases (“IFRS 16”), at inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company, as lessee, is required to recognize a right-of-use asset (“ROU asset”), representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments.

The Company may elect to not apply IFRS 16 to leases with a term of less than 12 months, or to low value assets, which is made on an asset by asset basis.

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated amortization, impairment losses and adjusted for certain remeasurements of the lease liability. The ROU asset is amortized from the commencement date over the shorter of the lease term or the useful life of the underlying as set. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment.

7

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2022, the nine months ended July 31, 2022 and the period from February 5, 2021 (inception) to July 31, 2021

(Expressed in United States dollars)

(Unaudited)

Lease payments included in the measurement of the lease liability are comprised of:

•            fixed payments, including in-substance fixed payments;

•            variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•            amounts expected to be payable under a residual value guarantee;

•            the exercise price under a purchase option that the Company is reasonably certain to exercise;

•            lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option; and

•            penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in profit or loss in the period in which they are incurred.

The ROU assets are presented within “Right-of-use assets” and the lease liabilities are presented in “Lease liability” on the condensed interim consolidated statement of financial position.

g)	Critical accounting estimates, judgments and assumptions

The preparation of the Company’s condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised

i)	Asset acquisition versus business combination

Management had to apply judgment with respect to whether the acquisition through the asset purchase agreement (as discussed in Notes 4 and 5) was an asset acquisition or business combination. The assessment required management to assess the inputs, processes and outputs of the company acquired at the time of the acquisition. Pursuant to the assessment, the asset purchase agreement was considered to be an asset acquisition.

ii)	Fair value of net assets acquired

The Company makes estimates in determining the fair value of the assets acquired as part of an acquisition. Management exercises judgment in estimating the probability and timing of when cash flows are expected to be achieved, which is used as the basis for estimating fair value. Future performance results that differ from management’s estimates could result in changes to liabilities recorded, which are recorded as they arise through profit or loss.

iii)	Indicators of impairment

Judgement is required in assessing whether certain factors would be considered an indicator of impairment. The Company considers both external and internal sources of information in assessing whether there are any indications that the Company’s assets are impaired, or reversal of impairment is needed. Factors considered include current and forecast economic conditions, internal projections and the Company’s market capitalization relative to its net asset carrying amount.

iv)	Share-based payments

The computation amount of share-based compensation is not based on historical cost but is derived based on subjective assumptions input into appropriate option pricing model to determine fair value at granting and the reporting dates. The model requires management to make forecasts as to future events, including estimates of: expected price volatility, the average future hold period of options and units, and the appropriate risk-free rate of interest. Changes in these input assumptions can significantly affect the fair value estimate.

8

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2022, the nine months ended July 31, 2022 and the period from February 5, 2021 (inception) to July 31, 2021

(Expressed in United States dollars)

(Unaudited)

v)	Functional currency

The Company is involved in the exploration of copper and base metal resources with continued operations that are heavily reliant on international economics such as the price and demand of coper and other commodities. The Company’s resources, future sales and competitive forces are measured in USD and based on these factors the Company has determined the functional currency of all its entities to be USD.

vi)	Right-of-use assets and lease liabilities

The right of use assets and lease liabilities are measured by discounting the future lease payments at incremental borrowing rate. The incremental borrowing rate is an estimated rate the Company would have to obtain an asset of a similar value to the right-of-use assets in a similar economic environment.

4.	ACQUISITION OF EKIDOS MINERALS LLP

On February 3, 2022, the Company purchased 100% of the issued and outstanding shares of Ekidos. Total consideration was $1,000 cash. Ekidos is in the business of the exploration and evaluation of mineral properties in Kazakhstan.

The acquisition has been accounted for by the Company as a purchase of assets and assumption of liabilities. The acquisition did not qualify as a business combination under IFRS 3 - Business Combinations, as the significant inputs, processes and outputs, that together constitute a business, did not exist in Ekidos at the time of acquisition.

The following table summarizes the preliminary purchase price allocation:

Purchase price:
Cash	$1,000
Total consideration	1,000
Net assets acquired:
Cash	34,050
Other receivables	371,294
Prepaid expenses	577,551
Inventory	309
Office and equipment	44,938
Mineral properties	4,383,656
Accounts payable and accrued liabilities	(95,798)
Loans payable to Arras	(5,315,000)

Total net assets acquired	$1,000

9

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2022, the nine months ended July 31, 2022 and the period from February 5, 2021 (inception) to July 31, 2021

(Expressed in United States dollars)

(Unaudited)

5.	ASSET PURCHASE AND SEPARATION AND DISTRIBUTION AGREEMENTS

On March 19, 2021, pursuant to an asset purchase agreement with Silver Bull, a majority shareholder (88% interest) and related party, Silver Bull transferred all of its rights, title and interest in and to the Beskauga Option Agreement, as described in Note 6, to the Company. The consideration payable by the Company to Silver Bull was $1,367,668, paid through the issuance of 36,000,000 common shares of the Company.

The fair value of the assets at the date of transfer was as follows:

Mineral properties	$327,690
Mining equipment	45,647
Computer equipment and software	9,331
Loans to Ekidos (the “Silver Bull Loans”)	985,000

Net assets acquired	$1,367,668

On September 24, 2021, pursuant to a Separation and Distribution Agreement, Silver Bull distributed to its shareholders one common share of the Company for each Silver Bull common share held by such shareholders, or 34,547,838 common shares of the Company in total (the “Distribution”). Upon completion of the Distribution, Silver Bull retained 1,452,162 common shares of the Company, representing a 4% interest in the Company on the Distribution date. As of July 31, 2022, Silver Bull owns nil common shares of the Company.

Further, Silver Bull warrant holders will receive, upon exercise of any Silver Bull warrant (the “Silver Bull Warrants”), for the original exercise price, one Silver Bull common share and one common share of the Company. The Company will receive $0.25 of the proceeds from the exercise of each of these Silver Bull Warrants. A total of 1,971,289 Silver Bull Warrants were outstanding at the time of the Distribution which, if all exercised, would require the Company to issue 1,971,289 common shares for proceeds of $492,822.

At the date of the Distribution, the assets transferred did not meet the definition of a business, as there were no substantive processes in place, and the transaction has been accounted for as an acquisition of assets, rather than a business combination. The transaction is accounted for in accordance with IFRS 2 – Share-based payments.

6.	BESKAUGA OPTION AGREEMENT

On August 12, 2020, Silver Bull entered into the Beskauga Option Agreement with Copperbelt AG (“Copperbelt”) pursuant to which it has the exclusive right and option to acquire Copperbelt’s right, title and 100% interest in the Beskauga property located in Kazakhstan. Upon completion of Silver Bull’s due diligence on January 26, 2021, the Beskauga Option Agreement was finalized (the “Closing Date”).

On March 19, 2021, pursuant to an asset purchase agreement, Silver Bull transferred all its rights, title and interest in and to the Beskauga Option Agreement to the Company. The consideration payable by the Company to Silver Bull for the purchased assets was $1,367,668, paid through the issuance of 36,000,000 common shares of common shares in the capital of the Company (Note 5).

10

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2022, the nine months ended July 31, 2022 and the period from February 5, 2021 (inception) to July 31, 2021

(Expressed in United States dollars)

(Unaudited)

Under the terms of the Beskauga Option Agreement, the exploration expenditure requirements and incurred are summarized as follows:

Period	Annual Expenditure Required	Cumulative Expenditure Required	Annual Expenditure Incurred	Cumulative Expenditure Incurred
By January 26, 2022 (1 year from Closing Date)	$2 million	$2 million	$3.59 million	$3.59 million
By January 26, 2023 (2 years from Closing Date)	$3 million	$5 million	$1.03 million	$4.62 million
By January 26, 2024 (3 years from Closing Date)	$5 million	$10 million	n/a	$4.62 million
By January 26, 2025 (4 years from Closing Date)	$5 million	$15 million	n/a	$4.62 million

Agreement, via investment agreements with Dostyk LLP, the holder of the Beskauga exploration license.

The Beskauga Option Agreement also provides that subject to the terms and conditions set forth in the Beskauga Option Agreement, after the Company or its affiliate has incurred the exploration expenditures (outlined above), the Company or its affiliate may exercise the Beskauga Option and acquire (i) the Beskauga Property by paying Copperbelt $15,000,000 in cash, (ii) the Beskauga Main Project only by paying Copperbelt $13,500,000 in cash, or (iii) the Beskauga South Project only by paying Copperbelt $1,500,000 in cash.

In addition, the Beskauga Option Agreement provides that subject to the terms and conditions set forth in the Beskauga Option Agreement, the Company or its affiliate may be obligated to make the following bonus payments (collectively, the “Bonus Payments”) to Copperbelt if the Beskauga Main Project or the Beskauga South Project is the subject of a bankable feasibility study in compliance with Canadian National Instrument 43-101 indicating gold equivalent resources in the amounts set forth below, with (i) (A) 20% of the Bonus Payments payable after completion of the bankable feasibility study or after the mineral resource statement is finally determined and (B) the remaining 80% of the Bonus Payments due within 15 business days of commencement of on-site construction of a mine for the Beskauga Main Project or the Beskauga South Project, as applicable, and (ii) up to 50% of the Bonus Payments payable in shares of the Company’s common shares to be valued at the 20-day volume-weighted average trading price of the shares on the Toronto Stock Exchange calculated as of the date immediately preceding the date such shares are issued:

Gold equivalent resources	Cumulative Bonus Payments
Beskauga Main Project
3,000,000 ounces	$2,000,000
5,000,000 ounces	$6,000,000
7,000,000 ounces	$12,000,000
10,000,000 ounces	$20,000,000
Beskauga South Project
2,000,000 ounces	$2,000,000
3,000,000 ounces	$5,000,000
4,000,000 ounces	$8,000,000
5,000,000 ounces	$12,000,000

The Beskauga Option Agreement may be terminated under certain circumstances, including (i) upon the mutual written agreement of the Company and Copperbelt; (ii) upon the delivery of written notice by the Company, provided that at the time of delivery of such notice, unless there has been a material breach of a representation or warranty given by Copperbelt that has not been cured, the Beskauga Property is in good standing; or (iii) if there is a material breach by a party of its obligations under the Beskauga Option Agreement and the other party has provided written notice of such material breach, which is incapable of being cured or remains uncured.

11

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2022, the nine months ended July 31, 2022 and the period from February 5, 2021 (inception) to July 31, 2021

(Expressed in United States dollars)

(Unaudited)

7.	PREPAID EXPENSES AND DEPOSITS

	July 31, 2022	October 31, 2021
General insurance	$19,983	$32,030
Exploration license insurance - current	62,641	—
Prepaid deposits - non-current	33,482	—
Exploration license insurance - non-current	521,000	—
	$637,106	$32,030

The terms of the exploration license insurance agreements are equal to the remaining terms of the exploration licenses (7 to 8 years) from the effective dates.

8.	LOANS TO EKIDOS MINERALS LLP

On March 19, 2021, pursuant to an asset purchase agreement, Silver Bull transferred $985,000 of loan receivable from Ekidos to the Company (Note 5), and loaned additional funds to Ekidos during the period ended October 31, 2021. During the period from November 1, 2021 to February 3, 2022, the Company loaned an additional $2,136,500 to Ekidos. As of February 3, 2022, upon the acquisition of Ekidos, the loans to Ekidos eliminate on consolidation.

12

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2022, the nine months ended July 31, 2022 and the period from February 5, 2021 (inception) to July 31, 2021

(Expressed in United States dollars)

(Unaudited)

9.	OFFICE AND EQUIPMENT

	Mining Equipment	Computer Equipment and Software	Office Equipment	Vehicles	Total
Cost
Assets acquired on acquisition	45,647	9,331	—	—	$54,978
Additions	71,855	—	—	—	71,855
Balance, October 31, 2021	117,502	9,331	—	—	126,833
Acquisition (Note 4)	—	1,955	799	42,184	44,938
Additions	5,042	24,654	21,913	36,503	88,112
Balance, July 31, 2022	122,544	35,940	22,712	78,687	$259,883

Depreciation
Depreciation expense	14,033	7,634	—	—	$21,667
Balance, October 31, 2021	14,033	7,634	—	—	21,667
Depreciation expense	17,823	3,342	1,490	3,455	26,110
Balance, July 31, 2022	31,856	10,976	1,490	3,455	$47,777

Carrying amounts
Balance, October 31, 2021	103,469	1,697	—	—	$105,166
Balance, July 31, 2022	90,688	24,964	21,222	75,232	$212,106

During the nine months ended July 31, 2022, the Company acquired mining equipment and computer equipment and software and vehicles of $44,938 from acquisition of Ekidos. (Note 4).

During the period from inception on February 5, 2021 to October 31, 2021, the Company acquired mining equipment and computer equipment and software of $54,978 pursuant to an asset purchase agreement with Silver Bull (Note 5).

13

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2022, the nine months ended July 31, 2022 and the period from February 5, 2021 (inception) to July 31, 2021

(Expressed in United States dollars)

(Unaudited)

10.	MINERAL PROPERTIES – EXPLORATION AND EVALUATION ASSET

The Company, through the asset purchase agreement (Note 5), entered into an option agreement dated August 12, 2020 with Copperbelt, to earn up to a 100% interest in the Beskauga project and through acquisition of Ekidos (Note 4), which holds other exploration licenses located in Kazakhstan

On February 3, 2022, the Company acquired Ekidos for the total consideration of $1,000 including a $4,383,656 mineral property – exploration and evaluation asset (Note 4). At the time of acquisition, the Company completed an impairment assessment and no indicators of impairment were identified.

Balance, February 5, 2021	$—
Pursuant to asset purchase agreement (Note 5)	327,690
Common shares issued to finder (Note 12)	323,913
Balance, October 31, 2021	$651,603
Acquisition of Ekidos (Note 4)	4,383,656
Balance, July 31, 2022	$5,035,259

11.	RIGHT-OF-USE ASSET AND LEASE LIABILITY

The Company entered into a lease agreement for its corporate head office commencing March 1, 2022, until February 28, 2026. Upon entering into this lease, the Company recognized a right-of use (“ROU”) asset in the amount of $319,521, and a corresponding lease liability in the same amount ($319,521). The lease liability is measured at amortized cost using the incremental borrowing rate of 10.02%.

The continuity of the ROU asset and lease liability for the period ended July 31, 2022 is as follows:

Right-of-use asset

ROU asset as of October 31, 2021	$—
Additions	319,521
Depreciation	(33,283)

Value of ROU asset as of July 31, 2022	$286,238

Lease liability

Lease liability recognized as of October 31, 2021	$—
New office lease	319,521
Lease payments	(39,530)
Lease interest	10,140

Lease liability recognized as at July 31, 2022	$290,131

Current portion	$68,914
Non-current portion	221,217
Closing balance	$290,131

Undiscounted lease payment obligations

Less than one year	$94,875
One to four years	253,001

Total undiscounted lease liabilities	$347,876

14

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2022, the nine months ended July 31, 2022 and the period from February 5, 2021 (inception) to July 31, 2021

(Expressed in United States dollars)

(Unaudited)

12.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares and an unlimited number of preferred shares, without par value.

b)	Issued and outstanding

Preferred shares

No preferred shares have been issued.

Common shares

As of July 31, 2022, there are 52,566,150 common shares issued and outstanding.

During the nine months ended July 31, 2022, the following transactions occurred:

On November 21, 2021, the Company completed the second tranche of a private placement for 2,106,000 common shares at a price of $CDN 1.00 per common share for gross proceeds of $CDN 2,106,000 ($1,670,756). The Company incurred other offering costs associated with the second tranche of private placement of $4,900 and issued in aggregate 21,630 common shares fair valued at CDN $21,630 ($17,208) as finder’s fees.

On December 20, 2021, the Company completed the third and final tranche of a private placement for 1,520,000 common shares at a price of $CDN 1.00 per common share for gross proceeds of $CDN 1,520,000 ($1,186,388). The Company paid finder’s fees totaling $CDN 50,000 ($39,026) to an agent with respect to certain purchasers who were introduced by the agent. The Company incurred other offering costs associated with the third and final tranche of private placement of $5,644 and issued in aggregate 24,420 common shares fair valued at $CDN 24,420 ($19,427) as finder’s fees.

On May 30, 2022, the Company completed a private placement for 1,091,000 common shares at a price of $CDN 1.50 per common share for gross proceeds of $CDN 1,636,500 ($1,285,579). The Company paid finder’s fees totaling $14,016 to an agent with respect to certain purchasers who were introduced by the agent. The Company incurred other offering costs associated with the private placement of $8,111, of which $8,069 is included in accounts payable and accrued liabilities at July 31, 2022.

During the period ended October 31, 2021, the following transactions occurred:

On February 5, 2021, the Company issued 100 common shares at a price of $0.01 per common share for gross proceeds of $1 in connection with the incorporation of the Company.

On March 19, 2021, the Company issued 36,000,000 common shares for gross consideration of $1,367,668 for an asset purchase agreement (Note 4).

On April 1, 2021, the Company completed a private placement for 5,035,000 common shares at a price of $CDN 0.50 per common share for gross proceeds of $CDN 2,517,500 ($2,001,352). No placement agent or finder’s fees were paid in connection with the private placement. The Company incurred other offering costs associated with the private placement of $21,761, of which $924 is included in accounts payable and accrued liabilities at October 31, 2021.

On October 21, 2021, the Company completed the initial tranche of a private placement for 6,368,000 common shares at a price of $CDN 1.00 per common share for gross proceeds of $CDN 6,368,000 ($5,107,282). The Company paid finder’s fees totaling $28,927 to an agent with respect to certain purchasers who were introduced by the agent. The Company incurred other offering costs associated with the initial tranche of private placement of $25,794, of which $52,801 and $24,798 are included in accounts payable and accrued liabilities at October 31, 2021 and January 31, 2022, respectively.

On October 25, 2021, pursuant to a finder’s fee agreement, the Company issued 400,000 common shares to UMS Project Limited Partnership for the introduction of Copperbelt AG and earning an interest in mineral property licenses from Copperbelt AG located in Kazakhstan (Note 5).

15

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2022, the nine months ended July 31, 2022 and the period from February 5, 2021 (inception) to July 31, 2021

(Expressed in United States dollars)

(Unaudited)

c)	Stock options

Pursuant to the Company’s Equity Incentive Plan (the “Plan”) approved by the Board of Directors, the Company grants stock options to employees, directors, officers and advisors. Under the Plan, options can be granted for a maximum term of ten years and the stock options shall vest in three equal installments, with one third of the options vesting on each of the grant date, the first-year anniversary of the grant date and the second anniversary of the grant date, unless otherwise designated by the Board. Further, the exercise price shall not be less than the price of the Company’s common shares on the date of the stock option grant.

During the nine months ended July 31, 2022, the Company granted options to acquire 400,000 common shares with a weighted-average grant-date fair value of $0.46 per share and an exercise price of $CDN 1.00 per share.

During the period from inception on February 5, 2021 to October 31, 2021, the Company granted options to acquire 5,220,000 common shares with a weighted-average grant-date fair value of $0.22 per share and an exercise price of $CDN 0.50 per share.

No options were exercised during the nine months ended July 31, 2022 and from inception on February 5, 2021 to October 31, 2021. Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, February 5, 2021 (incorporation)	—	$—
Issued	5,220,000	0.40
Cancelled	(160,000)	0.40
Balance, October 31, 2021	5,060,000	0.40
Issued	400,000	0.79
Cancelled	(300,000)	0.40
Balance, July 31, 2022	5,160,000	$0.42

16

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2022, the nine months ended July 31, 2022 and the period from February 5, 2021 (inception) to July 31, 2021

(Expressed in United States dollars)

(Unaudited)

The following options were outstanding and exercisable at July 31, 2022:

Grant Date	Expiry Date	Exercise Price	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Remaining Life
April 15, 2021	April 14, 2026	$CDN 0.50 ($0.40)	3,700,000	1,233,333	3.71
August 5, 2021	August 4, 2026	CDN 0.50 ($0.40)	800,000	266,667	4.02
September 24, 2021	September 23, 2026	CDN 0.50 ($0.40)	260,000	86,666	4.15
December 7, 2021	December 7, 2026	CDN 1.00 ($0.79)	100,000	33,333	4.36
March 2, 2022	March 2, 2027	CDN 1.00 ($0.79)	300,000	100,000	4.59
			5,160,000	1,719,999

The weighted average remaining contractual life for options outstanding at July 31, 2022 is 3.84 years. The total fair value of options granted during the nine months ended July 31, 2022, was $182,052, of which $92,634 was recognized in share-based payments in the condensed interim consolidated statement of comprehensive loss with a corresponding increase in reserves. The remaining amount of $82,119 will be expensed as the remaining unvested options vest.

Total share-based payments recognized during the three and nine months ended July 31, 2022, was $92,634 and $401,192, respectively (2021 – $124,991 and $430,867) which was expensed in the interim consolidated statements of comprehensive loss.

During the nine months ended July 31, 2022, $301,259 of share-based payments related to grants from prior periods. As of July 31, 2022, the remaining unrecognized compensation expenses of $148,776 relating to these previously granted options will be expensed as the remaining unvested options vest

As of July 31, 2022, the total of remaining unrecognized compensation expenses of $230,895 will be expensed.

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted. Accordingly, share-based payments of $177,930 were recognized as personnel expenses for options granted to employees, $137,363 were recognized in directors’ fees for options granted to directors and $85,899 was recognized as exploration for options granted to employees and consultants for the nine months ended July 31, 2022.

A summary of the range of assumptions used to value stock options granted for the nine months ended July 31, 2022 and from inception on February 5, 2021 to October 31, 2021 is as follows:

Options	For the Period Ended July 31, 2022	For the Period from Inception on February 5, 2021 to October 31, 2021
Expected volatility	78% - 80%	75% - 79%
Risk-free interest rate	1.23%	0.46% - 1.03%
Expected life (in years)	3 – 5	3 – 5
Dividend rate	—	—

The expected volatility assumption is based on the historical and implied volatility of the comparable companies’ common share price. The risk-free interest rate assumption is based on yield curves on government zero-coupon bonds with a remaining term equal to the stock options’ expected life. The Company has not paid and does not anticipate paying dividends on its common stock. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of 0% in determining the expense recorded in the accompanying statements of comprehensive loss.

17

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2022, the nine months ended July 31, 2022 and the period from February 5, 2021 (inception) to July 31, 2021

(Expressed in United States dollars)

(Unaudited)

d)	Shares issuable for Silver Bull Warrants

Pursuant to the Distribution (Note 5), warrant holders will receive, upon exercise of any Silver Bull Warrant, one Silver Bull common share and one common share of the Company. The Company will receive $0.25 of the proceeds from the exercise of each of these warrants.

A continuity of the Company’s shares issuable for Silver Bull Warrants is as follows:

Warrants	Shares	Weighted Average Exercise Price Per Arras share issuable	Weighted Average Exercise Price Per Silver Bull Share issuable
Balance, February 5, 2021	—	$—	$—
Issuable pursuant to the Distribution with Silver Bull	1,971,289	0.25	0.34
Balance, July 31, 2022 and October 31, 2021	1,971,289	$0.25	$0.34

No warrant were issued during the nine months ended July 31, 2022.

No warrants were exercised during the nine months ended July 31, 2022 and from inception on February 5, 2021 to October 31, 2021.

The following warrants were outstanding at July 31, 2022:

Expiry Date	Exercise Price	Number of Options Outstanding	Weighted Average Remaining Life
October 27, 2025	$0.25	1,971,289	3.25

13.	RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities at July 31, 2022 is $25,391 (October 31, 2021 - $104,226) due to officers and directors of the Company for their compensation and services.

As at July 31, 2022, due from related party consists of $437 due from Silver Bull for shared employees’ salaries and office expenses (October 31, 2021 - $2,808). The balance of due from related party is interest free and is to be repaid on demand.

During the nine months ended July 31, 2022 and the period from February 5, 2021 to July 31, 2021, expenses totalling $291,425 and $260,703 were incurred by Silver Bull on the Company’s behalf, which was offset by an incurred shared office rent. If specific identification of expenses is not practicable, a proportional cost allocation based on management’s estimation is applied.

	July 31, 2022	For the Period from February 5, 2021 to July 31, 2021
Directors’ fees	$8,998	$22,647
Personnel	274,923	189,196
Office and administrative	7,504	48,860
	$291,425	$260,703

18

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2022, the nine months ended July 31, 2022 and the period from February 5, 2021 (inception) to July 31, 2021

(Expressed in United States dollars)

(Unaudited)

During the nine months ended July 31, 2022 and the period from February 5, 2021 to July 31, 2021, the Company paid or accrued the following amounts to officers, directors or companies controlled by officers and/or directors:

	July 31, 2022	For the Period from February 5, 2021 to July 31, 2021
Share-based payment	$299,711	$350,679
Directors’ fees	90,975	47,963
Personnel	449,066	182,320
	$839,752	$580,962

14.	COMMITMENTS AND CONTINGENCIES

Contractual obligated per calendar year requirements as at July 31, 2022 are as follows:

	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter	Total
Lease commitments (Note 11)	39,531	96,312	98,035	99,759	14,239	—	347,876
Beskauga Option agreement commitments (Note 6)	383,771	5,000,000	5,000,000	—	—	—	10,383,771
Exploration licenses expenditure commitments	259,628	1,122,630	1,122,630	1,122,630	1,122,630	1,602,219	6,352,367
	682,930	6,218,942	6,220,665	1,222,389	1,136,869	1,602,219	17,084,014

The Company’s commitments include contractually obligated payments associated to its office lease (Note 11), the exploration expenditure requirements under the Beskauga Option Agreement (detailed in Note 6), and minimum expenditure requirements to maintain its exploration licenses as mandated by Kazakh government authorities to keep the tenements in good standing.

15.	SUPPLEMENTAL CASH FLOW INFORMATION

As at July 31, 2022, cash and cash equivalents consist of guaranteed investment certificates of $66,077 October 31, 2021 – $44,971) and $1,887,114 in cash (October 31, 2021 - $3,761,320) held in bank accounts.

	July 31, 2022	For the Period from February 5, 2021 to July 31, 2021
Supplemental information
Interest paid	—	$—
Income taxes paid	—	—
Non-cash investing and financing activities
Shares issued to agent	36,635	$—
Offering costs included in accounts payable and liabilities	8,069	18,538
Right-of-use assets recognized (Note 11)	319,521	—
Acquisition of assets for common shares	—	1,367,668

16.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, finance and operating lease liability and due from related party. The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below.

a)	Credit risk

The Company’s credit risk on other receivables and due from related party is negligible.

Credit risk is the risk of financial loss to the Company if a counter party to a financial instrument fails to meet its payment obligations. The Company is exposed to credit risk with respect to its cash and cash equivalents and amounts due from related parties. Management believes that the credit risk concentration with respect to cash and cash equivalents is remote as it maintains accounts with highly rated financial institutions. Cash and cash equivalents are denominated in $USD, $CDN and Kazakh Tenge, and consist of guaranteed investment certificates for the terms of less than 100 days acquired from a Canadian financial institution.

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating investing and financing activities. As at July 31, 2022, the Company had working capital of $1,653,640 (October 31, 2021 - $6,493,934) and cash and cash equivalents of $1,953,191 (October 31, 2021 - $3,806,291), and is not exposed to significant liquidity risk at this time. However, since the Company is in the exploration stage, it will periodically have to raise funds to continue operations and intends to raise further financing through private placements. As at July 31, 2022, the Company expects that its working capital position provides sufficient resources available to meet its contractual obligations for the ensuing 12 months.

c)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not currently exposed to any significant interest rate risk or other price risk. The Company is exposed to foreign currency risk with respect to cash denominated in Canadian dollars. As at July 31, 2022, a 10% strengthening (weakening) of the Canadian dollar against the United States dollar would have increased (decreased) the Company’s comprehensive loss by approximately $87,000 for the period ended July 31, 2022.

The Company also maintains a minimum cash balance of local currency in bank account in Kazakhstan and the Company assessed such foreign currency risk as low.

The Company has not hedged any of its foreign currency risks.

d)	Commodity price risk

The ability of the Company to raise funds to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of copper and gold. The Company monitors copper and gold prices to determine the appropriate course of action to be taken.

e)	Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significant of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for assets or liabilities that are not based on observable market data.

The Company’s financial instruments classified as Level 1 in the fair value hierarchy are cash and cash equivalents, other receivables, accounts payable and accrued liabilities and due from related party. The carrying values approximate the fair values due to the short-term maturity of these instruments. There were no transfers between fair value levels during the nine months ended July 31, 2022.

19

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2022, the nine months ended July 31, 2022 and the period from February 5, 2021 (inception) to July 31, 2021

(Expressed in United States dollars)

(Unaudited)

17.	CAPITAL MANAGEMENT

The Company defines its capital as shareholders’ equity. Capital requirements are driven by the Company’s general operations and exploration. To effectively manage the Company’s capital requirements, the Company monitors expenses and overhead to ensure costs and commitments are being paid. The Company is not subject to any externally imposed capital requirements. The Company did not change its approach to capital management during the nine months ended July 31, 2022.

18.	SEGMENTED INFORMATION

Operating segments

The Company operated in a single reportable operating segment - the acquisition, exploration and evaluation of mineral properties, with its head office function in Canada. As at July 31, 2022, the Company’s exploration and evaluation assets are currently located in Kazakhstan.

The following table details the allocation of assets included in the accompanying statement of financial position at July 31, 2022:

	Canada	Kazakhstan	Total
Cash and cash equivalents	$1,048,000	$905,000	$1,953,000
Other receivables	24,000	16,000	40,000
Prepaid expenses	20,000	63,000	83,000
Office and equipment, net	92,000	120,000	212,000
Minerals properties	—	5,035,000	5,035,000
Right-of use assets	286,000	—	286,000
Other non-current assets	33,000	—	33,000
Prepaid expense non-current		521,000	521,000
	$1,503,000	$6,660,000	$8,163,000

The following table details the allocation of assets included in the accompanying statement of financial position at October 31, 2021:

	Canada	Kazakhstan	Total
Cash and cash equivalents	$3,806,000	$—	$3,806,000
Other receivables	16,000	—	16,000
Prepaid expenses	32,000	—	32,000
Due from related party	3,000	—	3,000
Loans to Ekidos Minerals LLP	3,178,000	—	3,178,000
Office and equipment, net	105,000	—	105,000
Mineral properties	—	652,000	652,000
	$7,140,000	$652,000	$7,792,000

20

Arras Minerals Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended July 31, 2022, the nine months ended July 31, 2022 and the period from February 5, 2021 (inception) to July 31, 2021

(Expressed in United States dollars)

(Unaudited)

19.	SUBSEQUENT EVENTS

On August 15, 2022, exploration license No. 1819-EL for the Besshoky, located in northeastern Kazakhstan, was granted to the Company.

On September 22, 2022, the Company granted options to acquire 300,000 common shares with an exercise price of $CDN 0.36 per share.

21